UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 August 2009

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  Interim Results

2009 INTERIM RESULTS

Six months ended 30th June 2009

	2009	2008	% change	% change
	euro m	euro m	constant FX
Revenue	8,292	9,704	-15%	-18%
EBITDA*	651	1,104	-41%	-42%
Operating profit*	241	712	-66%	-66%
Profit before tax	108	606	-82%	-82%
	euro cent	euro cent**
Earnings per share	12.2	77.1	-84%
Cash earnings per share	75.7	142.7	-47%
Dividend per share	18.50	18.48	-
*   EBITDA (earnings before interest, tax, depreciation and amortisation) and operating profit are stated before profit on disposal of non-current assets.

** Per share comparatives for 2008 have been restated to reflect the impact of the March 2009 Rights Issue.

•
While the rate of decline in the second quarter eased substantially compared with the first three months of the year, EBITDA for the half year fell by €453 million (-41%) to €651 million in line with the guidance set out in our Interim Trading Statement in early July. Operating profit declined by two-thirds, a higher decline than at EBITDA level due to the fact that depreciation and amortisation charges for the half year at €410 million were broadly in line with last year (2008: €392 million).

•	Profit before tax amounted to €108 million after restructuring costs of €74 million and an adverse translation impact at profit before tax level of €21 million. This compares with a first-half 2008 profit before tax of €606 million. Earnings per share fell 84% to 12.2 cent.

•	The traditional seasonal first-half operating cash outflow amounted to €200 million, a marked improvement on first-half 2008 (€577 million outflow) with tight control of capital expenditure and delivery of a lower seasonal working capital requirement more than compensating for lower profitability.

•	With good first-half operating cash flow delivery despite lower profits, and with expected strong second-half inflows, the Board has decided that it is appropriate to maintain the interim dividend at 18.50 cent (2008 interim dividend adjusted for the effect of the March 2009 Rights Issue: 18.48 cent). The Board will decide on and announce the 2009 final dividend in March 2010 after taking into account the economic, financial and trading outlook at that time and other relevant factors. The adjusted 2008 final dividend amounted to 43.74 cent.

•	During the period, the Group spent €0.3 billion on acquisitions and investments. While we are seeing an increased flow of potential opportunities, in the current economic climate, our development efforts remain focussed on transactions that offer compelling value and exceptional strategic fit.

•	Net debt at 30th June of €5.12 billion (June 2008: €6.56 billion) comprised gross debt of €6.15 billion and cash and liquid investments of €1.03 billion. EBITDA/net interest cover remained comfortable at 6.3 times for the 12 months to June 2009.

Myles Lee, Chief Executive, said today:

 " While overall Group profitability in the second half of 2009 will be lower than in 2008, we will benefit from the aggressive cost reduction measures undertaken in 2008 and to date in 2009 and from more moderate second-half energy-related input costs than in 2008. As a result, the overall rate of profit decline experienced in the first half is expected to improve in the seasonally more profitable second half. Against this backdrop, the Group continues to focus on commercial delivery and cash generation while ensuring, through ongoing cost reduction and operational initiatives, that our businesses are strongly positioned to respond to and take advantage of evolving market and trading circumstances."

Announced Tuesday, 25th August 2009

DISCLAIMER
This Interim Report contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee	Chief Executive
Glenn Culpepper	Finance Director
Éimear O’Flynn	Head of Investor Relations
Maeve Carton	Head of Group Finance

INTERIM MANAGEMENT REPORT

KEY POINTS

Profit before tax for the six months to 30th June at €108 million declined by €498 million (-82%) compared with the reported 2008 profit of €606 million. This outcome is after restructuring costs of €74 million and an adverse translation impact of €21 million principally attributable to the weaker average Polish Zloty exchange rate (H1 2009: 4.48 vs. H1 2008: 3.49).

The results include the proportionate consolidation of joint ventures in the Group's income statement, cash flow statement and balance sheet while the Group's share of associates' profit after tax is included as a single line item in arriving at Group profit before tax. Per share comparatives for the first half of 2008 have been restated to reflect the impact of the March 2009 Rights Issue.

•	Sales revenue: €8,292 million, down 15%

•	EBITDA*: €651 million, down 41%

•	Operating profit*: €241 million, down 66%

•	Profit on disposal of non-current assets: €13 million, down 46%

•	Profit before tax: €108 million, down 82%

•	Basic earnings per share: 12.2 cent, down 84% compared with restated 2008 (77.1 cent)

•	Cash earnings per share: 75.7 cent, down 47% compared with restated 2008 (142.7 cent)

•	Dividend per share: 18.50 cent, in line with restated 2008 (18.48 cent)

*      EBITDA (earnings before interest, tax, depreciation and amortisation) and operating profit do not include any profit on disposal of non-current assets.

Note 3 on page 14 analyses the key components of first-half 2009 performance.

DIVIDEND

With good first-half operating cash flow delivery despite lower profits, and with expected strong second-half inflows, the Board has decided that it is appropriate to maintain the interim dividend at 18.50 cent (2008 interim dividend adjusted for the effect of the March 2009 Rights Issue: 18.48 cent). The interim dividend will be paid on 30th October 2009 to shareholders registered at the close of business on 4th September 2009.

The Board will decide on and announce the 2009 final dividend in March 2010 after taking into account the economic and trading outlook at that time and other relevant factors. The adjusted 2008 final dividend amounted to 43.74 cent.

COST REDUCTION PROGRAMME

Implementation of the additional cost reduction measures described in our Interim Trading Statement on 7th July 2009 is continuing. These additional measures will generate further annualised savings of €555 million in 2009 and 2010, and will bring the total gross annualised savings over the period 2007-2010 to €1.45 billion. The cost of implementing the additional savings is estimated at approximately €165 million, the bulk of which will be incurred in 2009.

SEGMENT REVIEW

EUROPE - MATERIALS

					Analysis of change
	%			Total		Acquisitions
euro million	Change	2009	2008	Change	Organic	2008	2009	Exchange
Sales revenue	-28%	1,303	1,810	-507	-434	+45	-	-118
EBITDA*	-54%	163	352	-189	-166	+14	-	-37
Operating profit*	-70%	80	267	-187	-164	+10	-	-33
EBITDA margin		12.5%	19.4%
Operating profit margin		6.1%	14.8%
*EBITDA and operating profit exclude profit on disposal of non-current assets

First-half profits for Europe Materials fell sharply compared with the very strong 2008 first-half outturn. EBITDA declined by 54% to €163 million while operating profit fell 70% to €80 million. The reduction in operating profit includes restructuring costs of approximately €27 million and an adverse translation impact of €33 million. Cost saving measures tempered the impact of significant volume reductions in most of the Division's main markets.

Ireland:  Demand in Ireland for the six months to 30th June 2009 was approximately half last year's levels with continuing good activity levels on infrastructure unable to compensate for very significant declines in residential and non-residential construction. These sharp declines unfortunately necessitated significant restructuring measures which contributed to a €60 million fall in first-half operating profit.

Benelux:  Despite a decline in overall construction activity, our cement trading, readymixed concrete and aggregates business delivered an operating profit outcome broadly in line with 2008 levels.

Finland/Baltics:  In Finland, first-half cement volumes fell by approximately 45% with lesser but still sharp volume declines in downstream products. Readymixed concrete and aggregates demand in our smaller Estonian and Latvian operations was more severely affected. As a result, and despite positive pricing development in Finland and strong cost reduction action across the region, operating profit fell by approximately €20 million.

Central/Eastern Europe:  After a very weak first four months, impacted by the harsh winter, May/June cement volumes in Poland were broadly in line with 2008 levels to leave overall first-half volumes down approximately 25%. Readymixed concrete volumes also declined significantly but concrete paving products and asphalt proved more resilient. In Ukraine, cement volumes were approximately 45% lower. In constant currency terms, operating profit from this region fell by approximately €70 million with additional adverse translation effects of €32 million due to the weaker Polish Zloty and Ukrainian Hryvnya.

Switzerland:  Our Swiss cement volumes were ahead of first-half 2008, reflecting strong supply to a number of major tunnel projects. As a result, first-half operating profit registered a good advance.

Iberia: Spanish readymixed concrete volumes were lower leading to a decline of approximately €5 million in operating profit. Corporación Uniland, in which CRH has a 26.3% associate stake, reported lower cement volumes and profits. Our Secil joint venture posted a good performance from activities outside Portugal. In its home market in Portugal, strong prices and good cost control failed to compensate for a fall of approximately 20% in Portuguese cement demand. As a result, CRH's share of Secil's operating profit declined by approximately €5 million.

Eastern Mediterranean: Our Turkish joint venture, Denizli Cement, saw profits fall with lower volumes in an intensely competitive market place. Our 25% Israeli associate reported an improved first-half outturn.

Asia: My Home Industries, a leading cement producer in the Andhra Pradesh region of India in which CRH acquired a 50% joint venture shareholding at end-May 2008, performed strongly in the first half of 2009 and met expectations.

In January, CRH acquired a 26% associate stake in Yatai Cement, the leading cement producer in the northeastern provinces of China, and a top-10 producer in the country. Our share of results of Yatai Cement for the period of ownership was ahead of expectations.

EUROPE - PRODUCTS

					Analysis of change
	%			Total		Acquisitions
euro million	Change	2009	2008	Change	Organic	2008	2009	Exchange
Sales revenue	-19%	1,546	1,908	-362	-359	+44	-	-47
EBITDA*	-37%	149	236	-87	-85	+4	-	-6
Operating profit*	-53%	75	158	-83	-83	+4	-	-4
EBITDA margin		9.6%	12.4%
Operating profit margin		4.9%	8.3%
*EBITDA and operating profit exclude profit on disposal of non-current assets

Europe Products was impacted by very difficult trading conditions with underlying sales for the period 19% behind the relatively strong levels reported for the first half of 2008. EBITDA declined by 37% to €149 million while first-half operating profit at €75 million was 53% behind the outcome for the first six months of 2008 (€158 million), after restructuring costs of approximately €12 million.

Concrete Products: This group accounts for approximately half of Europe Products' operating profit and has significant exposure to new building, especially housing. Our Architectural operations, which comprise pavers, tiles and blocks, faced particularly difficult markets in France and in the sand-lime brick business in the Netherlands, both of which were affected by declines in housing and non-residential construction. In contrast, both the Dutch and German concrete paver operations performed well due to more resilient repair, maintenance and improvement activity. Structural operations, which comprise floor and wall elements, beams and vaults, were impacted by continuing weakness in Denmark and a sharp slowdown in new construction in the Dutch and Belgian markets. Despite ongoing strong cost reduction measures, underlying operating profit declined by approximately €50 million.

Clay Products:  Our Clay operations also have a significant exposure to new building, especially housing. UK brick industry volumes declined by over 30% in the first half of 2009 impacted by the sharp downturn in UK housing activity. Benefits from significant restructuring activity in the UK Clay operations, together with lower energy costs, partially offset the impact of lower volumes. The combined outcome for Mainland European Clay operations in the Netherlands, Germany and Poland was well below 2008. At constant exchange rates, overall profits declined by approximately €10 million.

Building Products: The Building Products group comprises three broad product segments: Construction Accessories, Insulation and the Building Envelope businesses which comprise Fencing & Security (F&S), Daylight & Ventilation (D&V) and Roller Shutters & Awnings (RSA).  Overall, these businesses were more resilient in the first half than our Concrete and Clay operations. Construction Accessories benefited from the inclusion of Ancon, acquired in April 2008, which partly offset declines in underlying activities as a result of slowing non-residential construction. Markets across northern Europe were difficult for our insulation operations with almost all countries experiencing volume downturns which, combined with heavy price pressures, resulted in a lower profit outcome. Building Envelope Products delivered a robust performance in the circumstances, helped by continuing progress on a number of large architectural glazing contracts. At constant exchange rates, overall profits declined by approximately €20 million.

EUROPE - DISTRIBUTION

					Analysis of change
	%			Total		Acquisitions
euro million	Change	2009	2008	Change	Organic	2008	2009	Exchange
Sales revenue	-2%	1,765	1,805	-40	-208	+124	+11	+33
EBITDA*	-18%	98	119	-21	-29	+5	+1	+2
Operating profit*	-27%	66	90	-24	-31	+5	+1	+1
EBITDA margin		5.6%	6.6%
Operating profit margin		3.7%	5.0%
*EBITDA and operating profit exclude profit on disposal of non-current assets

Europe Distribution's operations were impacted by weaker new residential construction activity and declining consumer confidence. Against this background, organic sales fell 11% in the first half of 2009; however, with the benefit of incremental sales from acquisitions, overall sales revenue for the period was just slightly behind last year. While margins at EBITDA and operating profit level remained relatively robust, operating profit declined to €66 million (2008: €90 million), after charging restructuring costs of approximately €2 million.

Builders Merchants: Like-for-like revenue at the Builders Merchants business was down 13% mainly due to declines in the Benelux (-13%) and France (-16%). Bauking, the Group's 50% joint venture in Germany, also suffered from declining new residential markets. Builders Merchants Switzerland and Austria were less severely impacted.

Our growing specialist Sanitary, Heating, Air-conditioning, and Plumbing (SHAP) merchanting business performed relatively well, especially in Germany where these operations benefited from government-sponsored measures aimed at improving energy efficiency.

DIY:  Like-for-like sales revenue in our DIY business was down 5%, but margins were held in line with last year. Although the Benelux is suffering from declining consumer confidence, our operations had a relatively good first half due to effective promotional campaigns, favourable weather conditions, and strong sales of garden-related products. Bauking's DIY business in Germany also held up well, while results from our smaller DIY operations in Iberia declined.

AMERICAS - MATERIALS

					Analysis of change
	%			Total		Acquisitions
euro million	Change	2009	2008	Change	Organic	2008	2009	Exchange
Sales revenue	-12%	1,648	1,874	-226	-516	+11	+1	+278
EBITDA*	-15%	135	158	-23	-47	+1	-	+23
Operating profit*	-106%	(2)	31	-33	-38	+1	-	+4
EBITDA margin		8.2%	8.4%
Operating profit margin		(0.1%)	1.7%
*EBITDA and operating profit exclude profit on disposal of non-current assets

Although very sharp first-half volume declines resulted in US$ sales falling by 23% to US$2.2 billion, continuing operational best practice efforts to reduce fixed costs resulted in stable EBITDA margins in the first half compared with 2008. US$ EBITDA fell 26% to US$180 million (€135 million), compared with US$242 million (€158 million) in the equivalent period in 2008. The Division reported a small loss (US$3 million) at operating profit level in its less significant first half which typically contributes only modestly to the full year profit outturn (H1 2008: US$47 million). Restructuring costs during the period amounted to US$9 million (€7 million).

Volumes / Prices: Volumes were impacted by poor weather, lower private sector demand and only modest first-half benefits from work financed by the American Recovery and Reinvestment Act (economic stimulus bill), as state authorities worked through the process of allocating stimulus funding to designated projects. Heritage volumes declined by 30% for aggregates, 25% for asphalt and 34% for readymixed concrete. Pricing however continued to be strong, with a high-single-digit percentage price increase in aggregates; a mid-teen increase for asphalt and a low-single-digit price increase for readymixed concrete.

Energy:  Overall first-half energy costs on a per unit basis moderated compared with the first half of 2008. Bitumen increased by 10% while the pricing of energy used at our asphalt plants, consisting of fuel oil, recycled oil and natural gas, declined by 16%. Diesel and gasoline fell 36% and 23% respectively. We successfully increased our usage of recycled asphalt in the first half of 2008, further reducing our raw bitumen requirements.

East:  The Northeast division experienced higher than average rainfall in June which hampered the start-up of the construction season across the region resulting in a decline in operating profit. State authorities in New Hampshire and Vermont were quick to release projects financed by the economic stimulus bill; elsewhere in the region, the process proved slower with little first-half demand impact. Our Central Division companies in Ohio and Michigan delivered a strong improvement in profitability as a result of good commercial and cost management in spite of a sharp decline in volumes. Although Kentucky aggregates volumes were supported by stable demand from natural resource producers, the Mid-Atlantic division experienced sharp declines in asphalt and readymixed concrete volumes and operating profit was well down on first-half 2008 levels. In the Southeast division, very challenging trading conditions in Florida also resulted in a first-half operating profit decline despite a more resilient performance from operations in Alabama, Georgia and South Carolina.

West: Our Southwest division, which spans Texas, Oklahoma, Arkansas, Mississippi, western Tennessee, Missouri and Kansas, delivered a robust performance and, with strong cost management, reported a modest improvement in operating profit. The demand backdrop for the Rocky Mountain/Midwest division was affected by the prolonged winter and, despite excellent cost management and benefits from early stimulus work in Iowa, the first-half outturn was behind 2008. In the Northwest, first-half trading in Washington, Oregon and northern Idaho proved extremely challenging and results here were also behind 2008. Our Staker Parson operations in Utah and southern Idaho experienced sharper than average volume declines in all products as the Utah economy continued to weaken after a long period of out-performance up to and including 2007.

AMERICAS - PRODUCTS

					Analysis of change
	%			Total		Acquisitions
euro million	Change	2009	2008	Change	Organic	2008	2009	Exchange
Sales revenue	-13%	1,442	1,660	-218	-452	+21	-	+213
EBITDA*	-52%	95	199	-104	-130	+2	-	+24
Operating profit*	-82%	24	137	-113	-132	+2	-	+17
EBITDA margin		6.6%	12.0%
Operating profit margin		1.7%	8.3%
*EBITDA and operating profit exclude profit on disposal of non-current assets

Americas Products recorded a fall of 24% in like-for-like US$ sales due to further declines in US residential construction, combined with a rapid fall-off in non-residential markets. Against this background, first-half EBITDA for Americas Products of US$127 million (€95 million) was 58% lower than the US$305 million (€199 million) reported in the equivalent period in 2008. First-half operating profit of US$32 million (€24 million) was 85% lower than the US$210 million (€137 million) reported in 2008. Restructuring costs during the period amounted to US$32 million (€24 million).

Architectural Products Group (APG): APG is the leading North American producer of concrete products for the commercial masonry, professional landscaping and consumer DIY markets. Sales and operating profit at our masonry and brick operations declined sharply in the first half of 2009 in very competitive markets. However, more positive demand from the homecenter channel and in lawn and garden operations partially offset these declines. Significant reductions in direct and indirect costs were progressively implemented but nevertheless operating profit fell by approximately US$40 million.

Precast: This group, a leading manufacturer of precast, prestressed and polymer concrete and concrete pipe, was adversely affected by the continuing decline in non-residential construction activity across North America, with its northeast and southeast regions most severely impacted. While overall first-half volumes were down approximately 30% and operating profit fell by approximately US$10 million, first-half operating margins were maintained as a result of commercial discipline and effective cost management.

Glass: With operations in the US and Canada, the Glass group is North America's largest supplier of high-performance architectural glass and engineered aluminium glazing systems. Architectural Glass operations faced an increasingly difficult operating environment with volumes 25% below first-half 2008. Engineered Products operations reported a better outturn mainly due to an improved performance from Antamex, our Canadian-based supplier of high performance curtain wall systems and engineering design services. Overall, however, with the tough backdrop for Architectural Glass and despite significant restructuring measures, first-half operating profit declined by US$30 million.

MMI:  MMI is a leading manufacturer and distributor of mainly non-residential-oriented metal building products in three distinct product segments: construction accessories, wire products and fencing systems.  The business, in common with many operators in its segments, has been severely impacted by very weak end-user demand, intense competition and plummeting steel prices. This resulted in a 40% decline in US$ sales revenue in the first half of 2009 and, with significant restructuring and inventory write-downs as a result of declining steel prices, an US$80 million decline at operating profit level compared with 2008.

South America: In Argentina, combined operating profit from our ceramic tile, glass and clay block businesses were well down on 2008 levels in a deteriorating economic environment. Our Chilean glass and distribution businesses also suffered as markets weakened. Overall, the first-half operating profit outturn was approximately US$15 million behind 2008.

AMERICAS - DISTRIBUTION

					Analysis of change
	%			Total		Acquisitions
euro million	Change	2009	2008	Change	Organic	2008	2009	Exchange
Sales revenue	-9%	588	647	-59	-157	+1	+1	+96
EBITDA*	-73%	11	40	-29	-33	-1	-	+5
Operating profit*	-107%	(2)	29	-31	-34	-1	-	+4
EBITDA margin		1.9%	6.2%
Operating.profit margin		(0.3%)	4.5%
*EBITDA and operating profit exclude profit on disposal of non-current assets

Americas Distribution sales declined by 21% in US$ terms while EBITDA of US$15 million (€11 million) was 75% below 2008's US$61 million (€40 million). A loss of US$3 million was reported at operating profit level in the first half (H1 2008: profit of US$44 million), which includes restructuring costs of US$2 million (€2 million).

This segment has two divisions which supply specialist contractor groups. Exterior Products (roofing/ siding) accounts for approximately 55% of annualised sales while Interior Products (wallboard, steel studs and acoustical ceiling systems) accounts for the remaining 45%.

Exterior Products: This business was adversely affected by poor weather conditions in its northern locations and by weaker consumer confidence in the earlier part of the year. As a result, residential roofing and siding products and non-residential roofing products all experienced sharp volume declines; although prices overall were ahead of 2008, first-half US$ sales declined by 17%.

Interior Products: This business is more heavily tied to non-residential construction. While prices were broadly stable, sharp volume declines resulted in a 26% decline in first-half US$ sales.

FINANCE

Despite the very difficult economic and market conditions, the Group's focus on cash generation has delivered strongly in the period, resulting in a seasonal operating cash outflow (before acquisitions, disposals, share issues/purchases and translation) for the six months to 30th June 2009 of just €200 million, a marked improvement on the first-half 2008 outflow of €577 million. This was achieved through tight control of capital expenditure and delivery of a lower working capital outflow which together more than compensated for lower profitability. For the 12 months to 30th June 2009, which provides a more representative picture of the Group's annualised cash generating capacity, CRH delivered an operating cash inflow of €948 million. With a continuing intense focus on cash generation we look to a traditional strong operating cash inflow in the second half of 2009 and for the year as a whole.

In March 2009, the Group issued approximately 152 million new Ordinary Shares at €8.40 per Share under the terms of a 2 for 7 Rights Issue. The total proceeds from this issue, net of expenses, amounted to €1.24 billion.

In May 2009, as part of its ongoing financing strategy, CRH completed its first transaction in the Eurobond market with the successful issue of €750 million notes with a coupon of 7.375% and expiring in May 2014. This issue further enhances the Group's debt maturity profile.

Net debt at 30th June of €5.12 billion (2008: €6.56 billion) comprised gross debt (including derivatives) of €6.15 billion and cash and liquid investments of €1.03 billion.

First-half net finance costs of €167 million are slightly higher than last year (H1 2008: €161 million) reflecting non-cash adjustments required under International Financial Reporting Standards (see note 9 on page 20). Rolling 12 month EBITDA/net interest cover remained comfortable at 6.3 times.

As in prior years, the interim tax rate of 23% (2008: 22.9%) is an estimate based on the current expected full year tax rate.

DEVELOPMENT

Acquisitions and investments totalled €280 million in the first half of 2009. This includes the previously announced €224 million purchase of a 26% associate stake in Yatai Cement, the leading cement manufacturer in northeastern China, plus a further six transactions across our Materials and Distribution segments.

Europe Materials strengthened its presence in the Lisbon region with the acquisition, through our 49% joint venture Secil, of a limestone quarry. Europe Distribution extended into the Belgian builders merchants market with the acquisition of a leading player located in the north-east of the country. Americas Materials completed three bolt-on acquisitions, one in each of the Southwest, Northeast and Mid-Atlantic businesses. Americas Distribution added a further location with the acquisition of an acoustical ceiling tile, grid and accessories distributor in Utah.

The Group has significant financing capacity, bolstered by the March 2009 Rights Issue, with the result that CRH is well-positioned to take advantage of appropriate development prospects in our traditional rigorous and disciplined fashion. While we are beginning to see an increased flow of potential opportunities, in the current economic climate, our development efforts remain focussed on transactions that offer compelling value and exceptional strategic fit.

OUTLOOK

Since our Interim Trading Statement on 7th July, newsflow surrounding economic developments and financial markets has been generally more positive than during the first half of the year. These more positive indicators, if sustained, will take time to feed through to demand in our various markets and business segments. Meanwhile however, trading conditions on the ground remain extremely difficult and risks and uncertainties remain for the second half of the year.

Our European operations faced very tough trading conditions in the first half of 2009, exacerbated by a harsh winter and adverse exchange translation effects as a result of currency weakness in eastern Europe. These factors resulted in a decline of just below 60% in overall operating profit from these businesses. The second-half outlook remains challenging particularly for our Materials businesses in Ireland and Finland and for the non-residential segments of our Products and Distribution activities. Nevertheless, we expect that, with less demanding prior year comparatives, a continuation of recent more favourable trends in our Polish cement volumes and significant benefits from ongoing restructuring, the rate of operating profit decline should moderate in the second half of the year.

In the Americas, the marked seasonality in our infrastructure-oriented US Materials business, further declines in US residential construction and the rapid fall-off in non-residential markets resulted in only a modest first-half operating profit. While there are some indications of stabilisation in US residential construction, the fall-off in non-residential markets is continuing and our Products and Distribution operations face ongoing challenges for the second half of the year. However, infrastructure activity continues to gain momentum as state authorities release projects financed under the US stimulus package; with a leading position as a supplier of both asphalt and aggregates to the US highway market, our Materials division looks forward to an active work programme through to the close of the season and to a strong full-year operating performance.

While overall Group profitability in the second half of 2009 will be lower than in 2008, we will benefit from the aggressive cost reduction measures undertaken in 2008 and to date in 2009 and from more moderate second-half energy-related input costs than in 2008. As a result, the overall rate of profit decline experienced in the first half is expected to improve in the seasonally more profitable second half. Against this backdrop, the Group continues to focus on commercial delivery and cash generation while ensuring, through ongoing cost reduction and operational initiatives, that our businesses are strongly positioned to respond to and take advantage of evolving market and trading circumstances.

CONDENSED GROUP INCOME STATEMENT

	Six months ended 30th June		Year ended 31st December
	2009	2008	2008
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Revenue	8,292	9,704	20,887
Cost of sales	(6,101)	(6,896)	(14,738)
Gross profit	2,191	2,808	6,149
Operating costs	(1,950)	(2,096)	(4,308)
Group operating profit	241	712	1,841
Profit on disposal of non-current assets	13	24	69
Profit before finance costs	254	736	1,910
Finance costs	(225)	(243)	(503)
Finance revenue	58	82	160
Group share of associates' profit after tax	21	31	61
Profit before tax	108	606	1,628
Income tax expense (estimated at interim)	(25)	(139)	(366)
Group profit for the financial period	83	467	1,262

Profit attributable to:
Equity holders of the Company	79	461	1,248
Minority interest	4	6	14
Group profit for the financial period	83	467	1,262
Earnings per Ordinary Share		Restated	Restated
Basic	12.2c	77.1c	210.2c
Diluted	12.2c	76.6c	209.0c

CONDENSED GROUP BALANCE SHEET

	As at 30th June 2009	As at 30th June 2008	As at 31st December 2008
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
ASSETS
Non-current assets
Property, plant and equipment	8,727	8,435	8,888
Intangible assets	4,083	3,876	4,108
Investments accounted for using the equity method	944	581	743
Other financial assets	126	105	127
Derivative financial instruments	305	117	416
Deferred income tax assets	346	330	333
Total non-current assets	14,531	13,444	14,615
Current assets
Inventories	2,346	2,468	2,473
Trade and other receivables	3,281	3,894	3,096
Derivative financial instruments	11	13	10
Liquid investments	100	351	128
Cash and cash equivalents	931	738	799
Total current assets	6,669	7,464	6,506
Total assets	21,200	20,908	21,121
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	240	186	186
Preference share capital	1	1	1
Share premium account	3,723	2,442	2,448
Treasury Shares and own shares	(343)	(321)	(378)
Other reserves	93	79	87
Foreign currency translation reserve	(740)	(785)	(644)
Retained income	6,180	5,879	6,387
	9,154	7,481	8,087
Minority interest	68	65	70
Total equity	9,222	7,546	8,157
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	5,337	5,271	6,277
Derivative financial instruments	62	100	84
Deferred income tax liabilities	1,448	1,295	1,461
Trade and other payables	117	122	137
Retirement benefit obligations	446	264	414
Provisions for liabilities	246	227	253
Capital grants	13	14	14
Total non-current liabilities	7,669	7,293	8,640
Current liabilities
Trade and other payables	2,932	3,270	2,919
Current income tax liabilities	180	250	186
Interest-bearing loans and borrowings	1,026	2,333	1,021
Derivative financial instruments	44	78	62
Provisions for liabilities	127	138	136
Total current liabilities	4,309	6,069	4,324
Total liabilities	11,978	13,362	12,964
Total equity and liabilities	21,200	20,908	21,121

CONDENSED GROUP CASH FLOW STATEMENT

	Six months ended 30th June		Year ended 31st December
	2009	2008	2008
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Cash flows from operating activities
Profit before tax	108	606	1,628
Finance costs, net	167	161	343
Group share of associates' profit after tax	(21)	(31)	(61)
Profit on disposal of non-current assets	(13)	(24)	(69)
Group operating profit	241	712	1,841
Depreciation charge (including asset impairments)	388	371	781
Share-based payments expense	11	13	24
Amortisation of intangible assets	22	21	43
Amortisation of capital grants	(1)	(2)	(3)
Other non-cash movements	(3)	(4)	(15)
Net movement on provisions	(23)	(20)	(28)
Increase in working capital	(87)	(594)	(57)
Cash generated from operations	548	497	2,586
Interest paid (including finance leases)	(163)	(177)	(371)
Irish corporation tax paid	(2)	(7)	(18)
Overseas corporation tax paid	(39)	(142)	(304)
Net cash inflow from operating activities	344	171	1,893
Cash flows from investing activities
Inflows
Proceeds from disposal of non-current assets	48	61	168
Interest received	10	24	51
Capital grants received	-	4	4
Dividends received from associates	32	31	42
	90	120	265
Outflows
Purchase of property, plant and equipment	(316)	(560)	(1,039)
Acquisition of subsidiaries and joint ventures	(24)	(652)	(777)
Advances to JVs/associates and purchase of trade investments	(231)	(34)	(206)
Deferred and contingent acquisition consideration paid	(25)	(19)	(34)
	(596)	(1,265)	(2,056)
Net cash outflow from investing activities	(506)	(1,145)	(1,791)
Cash flows from financing activities
Inflows
Proceeds from issue of shares, net	1,238	-	6
Decrease in liquid investments	32	-	175
Increase in interest-bearing loans and borrowings	838	1,697	1,379
Increase in finance lease liabilities	1	-	3
	2,109	1,697	1,563
Outflows
Ordinary Shares purchased, net of share option proceeds	17	(317)	(383)
Increase in liquid investments	-	(52)	-
Repayment of interest-bearing loans and borrowings	(1,667)	(299)	(1,008)
Repayment of finance lease liabilities	(4)	(5)	(16)
Net cash movement in derivative financial instruments	26	(69)	(100)
Dividends paid to equity holders of the Company	(167)	(237)	(347)
Dividends paid to minority interests	(4)	(4)	(5)
	(1,799)	(983)	(1,859)
Net cash inflow/(outflow) from financing activities	310	714	(296)
Increase/(decrease) in cash and cash equivalents	148	(260)	(194)
Cash and cash equivalents at beginning of period	799	1,006	1,006
Translation adjustment	(16)	(8)	(13)
Cash and cash equivalents at end of period	931	738	799

CONDENSED GROUP STATEMENT OF

RECOGNISED INCOME AND EXPENSE

	Six months ended 30th June		Year ended 31st December
	2009	2008	2008
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m

Items of income/(expense) recognised directly within equity:
Currency translation effects	(96)	(238)	(97)
Actuarial loss on defined benefit pension obligations	(30)	(181)	(348)
Gains/(losses) relating to cash flow hedges	8	7	(28)
Tax on items taken directly to equity	7	19	58
Net expense recognised directly within equity	(111)	(393)	(415)

Group profit for the financial period	83	467	1,262
Total recognised income and expense for the period	(28)	74	847

Equity holders of the company	(31)	68	834
Minority interest	3	6	13
Total recognised income and expense for the period	(28)	74	847

SUPPLEMENTARY INFORMATION

Selected Explanatory Notes to Condensed Interim Financial Statements

1         Basis of Preparation and Accounting Policies

The financial information presented in this report has been prepared using accounting policies consistent with International Financial Reporting Standards as adopted by the European Union (IFRS) and in accordance with IAS 34 Interim Financial Reporting. These condensed interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group's annual financial statements in respect of the year ended 31st December 2008.

Although IFRS 8 Operating Segments has been applied for the first time in the preparation of these condensed interim financial statements, this has not resulted in any changes to the basis of segmentation or to the basis of measurement of operating profit employed in compiling the consolidated financial statements in respect of the year ended 31st December 2008. All other accounting policies and methods of computation employed in the preparation of the condensed interim financial statements are the same as those employed in the preparation of the most recent annual financial statements in respect of the year ended 31st December 2008.

2         Translation of Foreign Currencies

This financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. The principal rates used for translation of results and balance sheets into euro were:

	Average			Period ended
	Six months ended 30th June		Year ended 31st December	30th June		31st December
euro 1 =	2009	2008	2008	2009	2008	2008
US Dollar	1.3328	1.5304	1.4708	1.4134	1.5764	1.3917
Pound Sterling	0.8939	0.7752	0.7963	0.8520	0.7923	0.9525
Polish Zloty	4.4757	3.4901	3.5121	4.4520	3.3513	4.1535
Ukrainian Hryvnya	10.6293	7.5286	7.7046	10.8236	7.1853	10.8410
Swiss Franc	1.5057	1.6065	1.5874	1.5265	1.6056	1.4850
Canadian Dollar	1.6054	1.5401	1.5594	1.6275	1.5942	1.6998
Argentine Peso	4.8561	4.8037	4.6443	5.3544	4.7592	4.7924
Israeli Shekel	5.4185	5.3856	5.2556	5.5863	5.2791	5.3163
Indian Rupee	65.7559	62.42433	63.7652	67.7813	67.7502	67.5553

3          Key Components of Performance for the First Half of 2009

euro million	Revenue	EBITDA	Operating profit	Profit on disposals	Finance costs	Assoc. PAT	Pre-tax profit
H1 2008 as reported	9,704	1,104	712	24	(161)	31	606
Exchange effects	455	11	(11)	1	(10)	(1)	(21)
H1 2008 at H1 2009 rates	10,159	1,115	701	25	(171)	30	585
Incremental impact in 2009 of:
- 2008 acquisitions	246	25	21	-	(16)	-	5
- 2009 acquisitions	13	1	1	-	(4)	2	(1)
Organic	(2,126)	(490)	(482)	(12)	24	(11)	(481)
H1 2009 as reported	8,292	651	241	13	(167)	21	108
% change v. 2008:
As reported	-15%	-41%	-66%				-82%
At constant 2009 rates	-18%	-42%	-66%				-82%

4         Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations with activity in some markets reduced significantly in winter due to inclement weather.

5         Segmental Analysis of Revenue, EBITDA and Operating Profit

CRH is a diversified international building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal. Based on these key strategic drivers across the value chain, the Group is organised into six business segments comprising Europe Materials (including activities in China, India and Turkey), Europe Products, Europe Distribution, Americas Materials, Americas Products and Americas Distribution. No operating segments have been aggregated to form these business segments.

Materials businesses are predominantly engaged in the production and sale of a range of primary materials including cement, aggregates, readymixed concrete, asphalt/bitumen and agricultural and/or chemical lime.

Products businesses are predominantly engaged in the production and sale of architectural and structural concrete products, clay products, insulation products, fabricated and tempered glass products, construction accessories and the provision of a wide range of inter-related products and services to the construction sector.

Distribution businesses encompass builders merchanting activities and "do-it-yourself" ("DIY") stores engaged in the marketing and sale of supplies to the construction sector and to the general public.

The principal factors employed in the identification of the six reportable segments reflected in this note include the Group's organisational structure, the nature of the reporting lines to the Chief Operating Decision-Maker (as defined in IFRS 8 Operating Segments), the structure of internal reporting documentation such as management accounts and budgets and the degree of homogeneity of products, services and geographical areas within each of the segments from which revenue is derived.

The Chief Operating Decision-Maker monitors the operating results of business segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision-Maker and are accordingly omitted from the detailed segmental analysis below.

Intersegment revenue is not material. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in greater detail in note 35 to the consolidated financial statements for the year ended 31st December 2008. In addition, due to the nature of building materials, which exhibit a low value-to-weight ratio, the Group's revenue streams include a low level of cross-border transactions.

The consolidated total assets as at 30th June 2009 of €21.2 billion were not materially different from the equivalent figure at year-end 2008 and the related segmental disclosure has thus been omitted in accordance with IAS 34.

Analysis by business segment:	Six months ended 30th June - Unaudited				Year ended 31st December 2008
	2009		2008		Audited
	euro m	%	euro m	%	euro m	%
Revenue
Europe Materials	1,303	15.7	1,810	18.6	3,696	17.7
Europe Products	1,546	18.6	1,908	19.7	3,686	17.6
Europe Distribution	1,765	21.3	1,805	18.6	3,812	18.3
Americas Materials	1,648	19.9	1,874	19.3	5,007	24.0
Americas Products	1,442	17.4	1,660	17.1	3,243	15.5
Americas Distribution	588	7.1	647	6.7	1,443	6.9
	8,292	100	9,704	100	20,887	100
EBITDA*
Europe Materials	163	25.0	352	31.9	806	30.2
Europe Products	149	22.9	236	21.4	392	14.7
Europe Distribution	98	15.1	119	10.8	258	9.7
Americas Materials	135	20.7	158	14.3	724	27.2
Americas Products	95	14.6	199	18.0	369	13.8
Americas Distribution	11	1.7	40	3.6	116	4.4
	651	100	1,104	100	2,665	100
Depreciation and amortisation
Europe Materials	83		85		175
Europe Products	74		78		168
Europe Distribution	32		29		64
Americas Materials	137		127		262
Americas Products	71		62		131
Americas Distribution	13		11		24
	410		392		824
Group operating profit*
Europe Materials	80	33.1	267	37.5	631	34.3
Europe Products	75	31.1	158	22.2	224	12.2
Europe Distribution	66	27.4	90	12.6	194	10.5
Americas Materials	(2)	-0.8	31	4.4	462	25.1
Americas Products	24	10.0	137	19.2	238	12.9
Americas Distribution	(2)	-0.8	29	4.1	92	5.0
	241	100	712	100	1,841	100
Profit on disposal of non-current assets
Europe Materials	2		3		16
Europe Products	-		10		15
Europe Distribution	3		1		15
Americas Materials	9		9		20
Americas Products	(1)		1		2
Americas Distribution	-		-		1
	13		24		69

Reconciliation of Group operating profit to profit before tax:
Group operating profit	241		712		1,841
Profit on disposal of non-current assets	13		24		69
Profit before finance costs	254		736		1,910
Finance costs, net	(167)		(161)		(343)
Group share of associates' PAT	21		31		61
	108		606		1,628

*     Both EBITDA (earnings before interest, tax, depreciation and amortisation) and operating profit exclude profit on disposal of non-current assets.

Analysis by geographical area:	Six months ended 30th June - Unaudited				Year ended 31st December 2008
	2009		2008		Audited
	euro m	%	euro m	%	euro m	%
Revenue
Ireland*	358	4.3	576	5.9	1,116	5.3
Benelux	1,422	17.1	1,543	15.9	3,070	14.7
Rest of World	2,830	34.1	3,399	35.1	6,999	33.5
Americas	3,682	44.5	4,186	43.1	9,702	46.5
	8,292	100	9,704	100	20,887	100
EBITDA**
Ireland*	15	2.3	79	7.2	160	6.0
Benelux	142	21.8	184	16.7	354	13.3
Rest of World	253	38.9	444	40.2	942	35.4
Americas	241	37.0	397	35.9	1,209	45.3
	651	100	1,104	100	2,665	100
Depreciation and amortisation
Ireland*	23		23		50
Benelux	43		46		97
Rest of World	123		123		260
Americas	221		200		417
	410		292		824
Operating profit**
Ireland*	(8)	-3.3	56	7.9	110	6.0
Benelux	99	41.1	138	19.4	257	14.0
Rest of World	130	53.9	321	45.0	682	37.0
Americas	20	8.3	197	27.7	792	43.0
	241	100	712	100	1,841	100

Profit on disposal of non-current assets
Ireland*	1		1		12
Benelux	2		8		18
Rest of World	2		5		16
Americas	8		10		23
	13		24		69

*      Total island of Ireland.

**     Both EBITDA (earnings before interest, tax, depreciation and amortisation) and operating profit exclude profit on disposal of non-current assets.

6          Proportionate Consolidation of Joint Ventures

	Six months ended 30th June		Year ended 31st December
	2009	2008	2008
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Revenue	535	533	1,172
Cost of sales	(373)	(362)	(806)
Gross profit	162	171	366
Operating costs	(121)	(117)	(229)
Operating profit	41	54	137
Profit on disposal of non-current assets	-	-	1
Profit before finance costs	41	54	138
Finance costs (net)	(5)	(6)	(13)
Profit before tax	36	48	125
Income tax expense	(10)	(12)	(26)
Group profit for the financial period	26	36	99
Depreciation	28	23	50

7          Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:

	Six months ended 30th June		Year ended 31st December
	2009	2008	2008
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Profit attributable to equity holders of the Company	79	461	1,248
Preference dividends paid	-	-	-
Numerator for basic and diluted earnings per share	79	461	1,248
Amortisation of intangible assets	22	21	43
Depreciation charge (including asset impairments)	388	371	781
Numerator for cash earnings per Ordinary Share	489	853	2,072
	Number of	Number of	Number of
	Shares	Shares	Shares
Denominator for basic earnings per Ordinary Share		Restated (i)	Restated (i)
Weighted average number of shares (millions) in issue	646.3	597.9	593.9
Effect of dilutive potential shares (share options)	1.7	4.0	3.3
Denominator for diluted earnings per Ordinary Share	648.0	601.9	597.2

Earnings per Ordinary Share	euro cent	euro cent (i)	euro cent (i)
- basic	12.2c	77.1c	210.2c
- diluted	12.2c	76.6c	209.0c
Cash earnings per Ordinary Share (ii)	75.7c	142.7c	348.9c

(i) The weighted average numbers of shares, and the corresponding earnings numbers per Ordinary Share, for 2008 comparatives have been restated to reflect the impact of the March 2009 2 for 7 Rights Issue of 152 million New Ordinary Shares; the restatement factor is 1.1090.

(ii) Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.

8         Net Debt

.

		As at 30th June - Unaudited			As at 31st December 2008
			2009	2008		Audited
Net debt			euro m	euro m		euro m
Non-current assets Derivative financial instruments			305	117		416
Current assets Derivative financial instruments			11	13		10
Liquid investments			100	351		128
Cash and cash equivalents			931	738		799
Non-current liabilities Interest-bearing loans and borrowings			(5,337)	(5,271)		(6,277)
Derivative financial instruments			(62)	(100)		(84)
Current liabilities Interest-bearing loans and borrowings			(1,026)	(2,333)		(1,021)
Derivative financial instruments			(44)	(78)		(62)
Total net debt			(5,122)	(6,563)		(6,091)
Group share of joint ventures' net debt included above			(148)	(156)		(153)
The movement in net debt for the financial period ended 30th June 2009 was as follows:
	At 1st January	Cash flow	Acquisitions	Mark-to-market	Translation	At 30th June
	euro m	euro m	euro m	euro m	euro m	euro m
Cash and cash equivalents	799	145	3	-	(16)	931
Liquid investments	128	(32)	-	-	4	100
Interest-bearing loans and borrowings	(7,298)	832	-	93	10	(6,363)
Derivative financial instruments	280	(26)	-	(101)	57	210
Group net debt - including JVs	(6,091)	919	3	(8)	55	(5,122)

Gross debt, net of derivatives, matures as follows:	As at 30th June - Unaudited		As at 31st December 2008
	2009	2008	Audited
	euro m	euro m	euro m
Within one year	1,059	2,398	1,073
Between one and two years	386	1,214	1,313
Between two and five years	2,508	2,031	2,424
After five years	2,200	2,009	2,208
	6,153	7,652	7,018

Liquidity information - Borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	As at 30th June - Unaudited		As at 31st December 2008
	2009	2008	Audited
	euro m	euro m	euro m
Within one year	544	493	589
Between one and two years	412	110	519
Between two and five years	931	23	409
After five years	75	3	49
	1,962	629	1,566

Liquidity information - Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain its consolidated EBITDA/net interest cover (excluding share of joint ventures) at no lower than 4.5 times for twelve-month periods ending 30th June and 31st December; this ratio was 6.2 times in respect of the twelve months ended 30th June 2009 (twelve months ended 30th June 2008: 8.6 times). In addition, certain bank facilities require the Group to maintain its consolidated net debt/twelve-month EBITDA (excluding share of joint ventures) ratio at no more than 3.5 times; this ratio was 2.3 times in respect of the twelve months ended 30th June 2009.

Non-compliance with these financial covenants (and with other terms and conditions commonly included in commercial loan agreements) would give the relevant lenders the right to terminate facilities and to demand repayment of any sums drawn thereunder, thus altering the maturity profile of the Group's debt and the Group's liquidity. In addition, the Group's debt agreements refer to specific default events which would permit the relevant lenders to accelerate repayments; in such a circumstance, the presence of cross-default provisions could, subject to certain conditions, lead to other credit lines being withdrawn.

9          Finance Costs, net

	Six months ended 30th June - Unaudited		Year ended 31st December 2008
Net finance costs for the financial period were as follows:	2009	2008	Audited
	euro m	euro m	euro m
Net Group finance costs on interest-bearing cash and cash equivalents, loans and borrowings	146	148	330
Net pensions financing charge/(credit)	3	(8)	(15)
Charge to unwind discount on provisions/deferred consideration	10	11	21
Net charge re change in fair value of derivatives	8	10	7
Total net finance costs	167	161	343
Group share of joint ventures' net finance costs included above	5	6	13

10       Summarised Cash Flow

	Six months ended 30th June - Unaudited		Year ended 31st December 2008
	2009	2008	Audited
Inflows	euro m	euro m	euro m
Profit before tax	108	606	1,628
Depreciation	388	371	781
Amortisation of intangibles	22	21	43
	518	998	2,452
Outflows
Working capital movements	96	606	62
Capital expenditure	316	560	1,039
Dividends	258	259	369
Tax paid	41	149	322
Other	7	1	89
	718	1,575	1,881
Operating cash flows, net	(200)	(577)	571
Acquisitions and investments	(280)	(744)	(1,072)
Proceeds from disposal of non-current assets	48	61	168
Share issues, net of Treasury and own shares purchased	1,346	(295)	(355)
Net inflow/(outflow)	914	(1,555)	(688)
Translation adjustment	55	155	(240)
Decrease/(increase) in net debt	969	(1,400)	(928)

11       Acquisitions

The principal business combinations completed by each reportable segment during the period ended 30th June 2009, all of which entailed the acquisition of a 100% stake where not otherwise indicated, together with the completion dates, were as follows:

Europe Materials: Portugal: Quimipedra quarry (23rd April).

Europe Distribution: Belgium: Creyns (8th January).

Americas Materials: Kansas: Holland Corporation (11th May); New Hampshire: Interstate 93 (26th March);  West Virginia: certain assets of Appalachian Paving Products (5th March).

Americas Distribution: Utah: Warburton Acoustical Products (11th March).

Identifiable net assets acquired (excluding net debt assumed)	Six months ended 30th June		Year ended 31st December
	2009	2008	2008
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Non-current assets
Property, plant and equipment	18	332	429
Intangible assets
- goodwill	9	290	366
- excess of fair value over consideration paid	-	(6)	(6)
- other intangible assets	-	49	52
Investments in associates/other financial assets	-	2	3
Deferred income tax assets	1	1	1
	28	668	845
Current assets
Inventories	2	63	66
Trade and other receivables	3	113	126
	5	176	192
Minority interest	1	3	4
Non-current liabilities
Deferred income tax liabilities	(1)	(60)	(82)
Retirement benefit obligations	-	(2)	(8)
Provisions for liabilities	(1)	(1)	-
Capital grants	-	(2)	(2)
	(2)	(65)	(92)
Current liabilities
Trade and other payables	(6)	(65)	(89)
Current income tax liabilities	-	(11)	(12)
Provisions for liabilities	-	-	(4)
	(6)	(76)	(105)
Total consideration (enterprise value)	26	706	844
Consideration satisfied by:
Cash payments	27	707	837
Professional fees incurred	-	6	8
Cash and cash equivalents acquired	(3)	(61)	(68)
Net cash outflow	24	652	777
Net debt (other than cash/cash equivalents assumed on acquisition):
- non-current interest-bearing loans and borrowings	-	7	9
- current interest-bearing loans and borrowings	-	32	46
Deferred and contingent acquisition consideration (NPC)	2	15	12
Total consideration (enterprise value)	26	706	844

None of the business combinations completed during the financial period was considered sufficiently material to warrant separate disclosure of the attributable fair values.

No contingent liabilities were recognised on the business combinations completed during the financial period or the prior financial periods.

The principal factor contributing to the recognition of goodwill on business combinations entered into by the Group is the realisation of cost savings and synergies with existing entities in the Group.

There were no material adjustments made to the carrying amounts of the assets and liabilities acquired (determined in accordance with IFRS) before completion of the combinations during the financial period.

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of a number of the business combinations disclosed above given the timing of closure of these deals; any amendments to these fair values made during the subsequent reporting window (within the twelve-month timeframe from the acquisition date imposed by IFRS 3) will be subject to subsequent disclosure. No material adjustments were processed in the first six months of 2009 to the fair values of business combinations undertaken during the 2008 financial year.

The post-acquisition impact of business combinations completed during the period on Group profit for the financial period was as follows:

	Six months ended 30th June		Year ended 31st December
	2009	2008	2008
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Revenue	13	121	530
Cost of sales	(11)	(90)	(392)
Gross profit	2	31	138
Operating costs	(1)	(22)	(85)
Group operating profit	1	9	53
Profit on disposal of non-current assets	-	-	-
Profit before finance costs	1	9	53
Finance costs (net)	-	(7)	(26)
Profit before tax	1	2	27
Income tax expense	-	(1)	(8)
Group profit for the financial period	1	1	19

The revenue and profit of the Group for the six months ended 30th June 2009 would not have been materially different than reported on page 10 if the acquisition date for all the business combinations completed during the period had been as of the beginning of that period.

A number of business combinations have been completed subsequent to the balance sheet date, none of which is individually material to the Group.

12       Changes in Share Capital and Reserves

	Six months ended 30th June		Year ended 31st December
	2009	2008	2008
	Unaudited	Unaudited	Audited
	euro m	euro m	euro m
Total equity at beginning of period	8,157	8,020	8,020
Issue of shares:
- Rights Issue, net of expenses	1,238	-	-
- Share option and participation schemes	-	-	6
- Issued in lieu of dividends	91	22	22
Ordinary Shares purchased, net of share option proceeds	17	(317)	(383)
Share-based payment expense	11	13	24
Dividends	(258)	(259)	(369)
Movement in minority interest	(6)	(1)	4
Items of income/(expense) recognised directly within equity:
Currency translation effects	(96)	(238)	(97)
Actuarial loss on defined benefit pension obligations	(30)	(181)	(348)
Gains/(losses) relating to cash flow hedges	8	7	(28)
Tax on items taken directly to equity	7	19	58
Profit for the period attributable to equity holders	83	461	1,248
Total equity at end of period	9,222	7,546	8,157

13        Retirement Benefit Obligations

As disclosed in the Annual Report for the year ended 31st December 2008, the Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period taking account of prevailing bid values, actual investment returns and corporate bond yields and other matters such as updated actuarial valuations conducted during the six-month period.

The financial assumptions employed in the valuation of scheme liabilities for the current and prior interim reporting periods were as follows:

	Six months ended 30th June 2009 - Unaudited
	Eurozone		Britain & NI		Switzerland		United States
	2009	2008	2009	2008	2009	2008	2009	2008
Rate of increase in:	%	%	%	%	%	%	%	%
- salaries	3.80	4.25	3.50 - 4.00	4.00	2.25	2.25	3.50	4.50
- pensions in payment	1.80	2.25	3.25 - 3.50	3.25	0.50	1.00	-	-
Inflation	1.80	2.25	3.25	3.00	1.50	1.50	2.00	2.50
Discount rate	5.90	5.75	6.25	6.00	3.50	3.75	6.50	6.75
Medical cost trend rate	5.25	5.25	n/a	n/a	n/a	n/a	10.00	11.00

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 Employee Benefits are in accordance with the underlying funding valuations and represented actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group's schemes, the future life expectations factored into the relevant valuations, based on retirement at 65 years of age for current and future retirees, are as follows:

Future life expectations*:	Republic of Ireland	Britain & Northern Ireland	Switzerland

Current retirees: Male Female	19.8 22.8	21.9 24.7	17.8 21.1

Future retirees: Male Female	20.8 23.8	22.3 25.0	17.8 21.1

* These mortality data allow for future improvements in life expectancy.

The expected rates of return on the assets held by the various defined benefit pension schemes in operation throughout the Group are disclosed in the 2008 Annual Report. The methodology applied in relation to the expected returns on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of a risk premium (which varies by jurisdiction) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the aforementioned jurisdictions are driven by the fact that the majority of the Group's schemes hold an amalgam of government and corporate bonds. The property and "other" (largely cash holdings) components of the asset portfolio are not material. In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group's overall investment strategy as articulated to the trustees of the schemes.

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30th June 2009 - Unaudited
	Assets		Liabilities		Net deficit
	2009	2008	2009	2008	2009	2008
	euro m	euro m	euro m	euro m	euro m	euro m
At 1st January	1,414	1,836	(1,828)	(1,931)	(414)	(95)
Translation adjustment	20	(30)	(30)	38	(10)	8
Arising on acquisition	-	10	-	(12)	-	(2)
Employer contributions paid	34	25	-	-	34	25
Employee contributions paid	7	9	(7)	(9)	-	-
Benefit payments	(52)	(45)	52	45	-	-
Actual return on scheme assets	23	(170)	-	-	23	(170)
Change in asset limit adjustment	-	6	-	-	-	6
Current service cost	-	-	(23)	(25)	(23)	(25)
Past service cost	-	-	-	(1)	-	(1)
Interest cost on scheme liabilities	-	-	(47)	(48)	(47)	(48)
Actuarial gain/(loss) arising on:
- experience variations	-	-	-	(17)	-	(17)
- changes in assumptions	-	-	(9)	55	(9)	55
At 30th June	1,446	1,641	(1,892)	(1,905)	(446)	(264)
Related deferred tax asset (net)					102	59
Net pension liability					(344)	(205)

14       Related Party Transactions

There have been no related party transactions or changes in related party transactions other than those described in the 2008 Annual Report that could have a material impact on the financial position or performance of the Group in the first six months of 2009.

Sales to and purchases from associates during the financial period ended 30th June 2009 amounted to €8 million (2008: €8 million) and €262 million (2008: €248 million) respectively. Amounts receivable from and payable to associates as at the balance sheet date are not material and are included in trade and other receivables and payables in the Condensed Group Balance Sheet.

15        Other

	Six months ended 30th June - Unaudited		Year ended 31st December
	2009	2008	2008 - Audited
EBITDA* interest cover (times) - six months to 30th June	3.9x	6.9x	n/a
- rolling 12 months	6.3x	9.0x	7.8x
EBIT** interest cover (times) - six months to 30th June	1.4x	4.4x	n/a
- rolling 12 months	3.9x	6.5x	5.4x
Average shares in issue (2008 restated)	646.3m	597.9m	593.9m
Net dividend paid per share (euro cent) (2008 restated)	43.7c	43.3c	61.8c
Net dividend declared for the period (euro cent) (2008 restated)	18.50c	18.48c	62.2c
Dividend cover (Earnings per share/Dividend declared per share)	0.7x	4.2x	3.4x
Depreciation charge - subsidiaries (euro m)	360	348	731
Depreciation charge - share of joint ventures (euro m)	28	23	50
Amortisation of intangibles - subsidiaries (euro m)	22	21	43
Amortisation of intangibles - share of joint ventures (euro m)	-	-	-
Commitments to purchase property, plant and equipment (euro m)
- Contracted for but not provided in the financial statements	352	589	433
- Authorised by the Directors but not contracted for	139	490	133
Share-based payment expense (euro m)	11	13	24
Market capitalisation at period-end (euro m)	11,283	10,017	9,502
Total equity at period-end (euro m)	9,222	7,546	8,157
Net debt (euro m)	5,122	6,563	6,091
Net debt as a percentage of total equity	56%	87%	75%
Net debt as a percentage of market capitalisation	45%	66%	64%

*     EBITDA = earnings before interest, tax, depreciation and amortisation, excluding profits on disposal

**     EBIT = earnings before interest and tax, excluding profits on disposal

16       Events after the Balance Sheet Date

There have been no material events subsequent to the end of the interim period (30th June 2009) which would require disclosure in this report.

17       Statutory Accounts

The financial information presented in this interim report does not represent full statutory accounts. Full statutory accounts for the year ended 31st December 2008 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

18       Board Approval

This announcement was approved by the Board of Directors of CRH plc on 24th August 2009.

19        Distribution of Interim Report

This interim report is available on the Group's website (www.crh.com ). A printed copy is available to the public at the Company's registered office. Details of the Scrip Dividend Offer in respect of the interim 2009 dividend will be posted to shareholders on Thursday, 17th September 2009.

PRINCIPAL RISKS AND UNCERTAINTIES

Because of the international scope of the Group's operations and the nature of its businesses, there are a number of risks and uncertainties which could have an effect on the Group. The principal risks, which were identified in the Annual Report for the year ended 31st December 2008, are as follows:

•	Current global economic conditions have negatively impacted and may continue to impact CRH's business, results of operations and financial condition.

•	CRH may suffer from decreased customer demand as a consequence of reduced construction activity.

•	CRH's business may be affected by the default of counterparties in respect of money owed to CRH.

•	CRH operates in cyclical industries which are affected by factors beyond Group control such as the level of construction activity, fuel and raw material prices, which are in turn affected by the performance of national economies, the implementation of economic policies by sovereign governments and political developments.

•	CRH pursues a strategy of growth through acquisitions. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets, raise funds on acceptable terms, complete such acquisition transactions and integrate the operations of the acquired businesses.

•	CRH faces strong competition in its various markets, and if CRH fails to compete successfully, market share will decline.

•	Existing products may be replaced by substitute products which CRH does not produce and, as a result, CRH may lose market share in the markets for these products.

•	Severe weather can reduce construction activity and lead to a decrease in demand for Group products in areas affected by adverse weather conditions.

•	CRH is subject to stringent and evolving environmental and health and safety laws, regulations and standards which could result in costs related to compliance and remediation efforts that may adversely affect Group results of operations and financial condition.

•	CRH may be adversely affected by governmental regulations.

•	Economic, political and local business risks associated with international revenue and operations could adversely affect CRH's business.

•	A write-down of goodwill could have a significant impact on the Group's income and equity.

•	CRH does not have a controlling interest in certain of the businesses in which it has invested and in the future may invest in businesses in which there will not be a controlling interest. In addition, CRH is subject to restrictions due to minority interests in certain of its subsidiaries.

•	Financial institution failures may cause CRH to incur increased expenses or make it more difficult either to utilise CRH's existing debt capacity or otherwise obtain financing for CRH's operations or financing activities.

•	A downgrade of CRH's credit ratings may increase its costs of funding.

•	CRH has incurred and will continue to incur debt, which could result in increased financing costs and could constrain CRH's business activities.

•	Many of CRH's subsidiaries operate in currencies other than the euro, and adverse changes in foreign exchange rates relative to the euro could adversely affect Group reported earnings and cash flow.

•	CRH is exposed to interest rate fluctuations.

These risks remain and continue to pose risks and uncertainties for the Group's results and operations for the remaining six months of the current year. The Group has not identified any new risks since year-end 2008 which are expected to have a significant impact on the results for the second half of 2009.

RESPONSIBILITY STATEMENT

We, being the persons responsible within CRH plc, confirm that to the best of our knowledge:

(1)    the condensed unaudited financial statements for the six months ended 30th June 2009, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19th July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30th June 2009;

(2)    the interim management report includes a fair review of:

(i)    the important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements;

(ii)    the principal risks and uncertainties for the remaining six months of the financial year;

(iii)    any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and

(iv)    any changes in the related parties' transactions described in the 2008 Annual Report, that could have a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Myles Lee	Chief Executive

Glenn Culpepper	Finance Director

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL: mail@crh.com WEBSITE: www.crh.com. Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date       25 August 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director